UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.8)*

                           Philip Services Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    718193105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 12, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


Item 1.  Security and Issuer

     This Amendment No. 8 to Schedule 13D, which was filed with the Commission on April 18, 2000, as amended on August 10, 2001, November 21, 2001, March 15, 2002, April 17, 2002, July 2, 2002, July 31, 2003 and November 4, 2003 relates to the common shares, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5151 San Felipe, Suite 1600, Houston, Texas 77056.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following:

     On November 14, 2003, High River entered into certain purchase and sale agreements, each substantially in the form of the standard LSTA agreements applicable to the transactions of this kind, to acquire from several financial institutions beneficial ownership of approximately $22,762,945 principal amount of the PIK Debt (including Accreted PIK Interest accrued June 2, 2003) (convertible into 1,942,230 Shares), and certain amount of the term debt of the Issuer. In such transaction, the price for the approximately $22,762,945 face amount of the PIK Debt, as well as the price for the term debt of the Issuer, is 13% of the principal amount of the PIK Debt and the term debt.

     The closing of each of the foregoing transactions is conditioned upon, among other things, (i) the confirmation of the Debtors' Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of The United States Bankruptcy Code (Jointly Admin. Under Case No. 03-37718-H2-11), as modified or amended (the "Plan") pursuant to an order confirming the Plan, and (ii) if required by High River in its discretion, the commencement of distributions under the Plan.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: November 17, 2003


High River Limited Partnership
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Barberry Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


American Real Estate Holdings L.P.
By: American Property Investors, Inc.
       General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


American Property Investors, Inc.


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President



    [Signature Page of Amendment No. 8 to Schedule 13D with respect to Philip
                                Services Corp.]

American Real Estate Partners, L.P.
By: American Property Investors, Inc., its General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


Beckton Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Tortoise Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Chelonian Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Unicorn Associates Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President




    [Signature Page of Amendment No. 8 to Schedule 13D with respect to Philip
                                Services Corp.]

ACF Industries Holding Corp.


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   President


Highcrest Investors Corp.


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   Assistant Secretary


Buffalo Investors Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Starfire Holding Corporation


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   Authorized Signatory


Thornwood Associates Limited Partnership
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory





    [Signature Page of Amendment No. 8 to Schedule 13D with respect to Philip
                                Services Corp.]

Chelonian Subsidiary, LLC


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Cyprus, LLC
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Stork Associates Limited Partnership
By: Ealing Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Vice President


Ealing Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Vice President




/s/ Carl C. Icahn
Carl C. Icahn



    [Signature Page of Amendment No. 8 to Schedule 13D with respect to Philip
                                Services Corp.]